# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DHT Holdings, Inc., CIK 0001331284
CUSIP: Y2065G121
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), Hm 11
Date of event which requires filing of this statement: 06/17/2025
Filed by CIK 0001483934
Persons authorized to receive notices and communications: Mr. Emanuele Lauro, 99, Boulevard du Jardin Exotique, Monaco, Monaco (O9), 98000, (212) 574-1200; Edward S. Horton, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, (212) 574-1200

## Reporting persons
- Scorpio Tankers Inc. (CIK 0001483934): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: working capital (WC); sole voting power 0; shared voting power 8,882,480; sole dispositive power 0; shared dispositive power 8,882,480; aggregate amount beneficially owned 8,882,480 (5.53% of the class)
- Scorpio Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 8,882,480; sole dispositive power 0; shared dispositive power 8,882,480; aggregate amount beneficially owned 8,882,480 (5.53% of the class)
- Scorpio Services Holding Limited (CIK 0001646142): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 8,882,480; sole dispositive power 0; shared dispositive power 8,882,480; aggregate amount beneficially owned 8,882,480 (5.53% of the class)
- Annalisa Lolli-Ghetti (CIK 0001512327): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 8,882,480; sole dispositive power 0; shared dispositive power 8,882,480; aggregate amount beneficially owned 8,882,480 (5.53% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: DHT Holdings, Inc.
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), Hm 11
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on January 29, 2025 (the "Schedule 13D"). This Amendment No. 1 is being filed on behalf of the following persons with respect to the common stock, par value $0.01 per share (the "Shares") of DHT Holdings, Inc. (the "Issuer"): Scorpio Tankers Inc. ("Scorpio"), Scorpio Holdings Limited ("Scorpio Holdings"), Scorpio Services Holding Limited, a wholly-owned subsidiary of Scorpio Holdings ("SSH"), and Annalisa Lolli-Ghetti, the majority shareholder of Scorpio Holdings ("Ms. Lolli-Ghetti", and together with Scorpio, Scorpio Holdings and SSH, the "Reporting Persons").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to include the following:

Between June 13, 2025 and June 18, 2025, Scorpio sold an aggregate of 2,695,218 Shares in open market transactions.

## Item 4. Purpose of Transaction
Purpose of transaction: There are no material changes to the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to information provided by the Issuer in its Current Report on Form 6-K filed on May 7, 2025, the Issuer had 160,607,613 Shares issued and outstanding as of March 31, 2025. Based on the foregoing, as of the date of this filing the Reporting Persons may be deemed the beneficial owners of 8,882,480 Shares, representing approximately 5.53% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Persons may be deemed to have the shared power to vote and dispose of 8,882,480 Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, the transactions in the Shares effected by the Reporting Persons during the past 60 days and not previously reported are set forth on Exhibit A-2 to this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no material changes to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A-2: Information with Respect to Transactions Effected in the Last 60 Days

## Signatures
- Scorpio Tankers Inc.: By: /s/ Filippo Lauro*, Filippo Lauro / Vice President (06/20/2025)
- Scorpio Holdings Limited: By: /s/ Filippo Lauro*, Filippo Lauro / Director and Vice President (06/20/2025)
- Scorpio Services Holding Limited: By: /s/ Filippo Lauro*, Filippo Lauro / Director and Vice President (06/20/2025)
- Annalisa Lolli-Ghetti: By: /s/ Annalisa Lolli-Ghetti*, Annalisa Lolli-Ghetti (06/20/2025)
Comment: * The Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.